UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 5, 2022, Super Group (SGHC) Limited (the “Company”) issued a press release reminding (i) the holders of its outstanding public warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange (“NYSE”) under the symbol “SGHC WS” (the “public warrants”) to tender their warrants in the Company’s ongoing exchange offer and (ii) all holders of public warrants or private placement warrants to purchase Ordinary Shares (the “private placement warrants”) to provide their consent to an amendment to the warrant agreement by 12:01 A.M. Eastern time on December 12, 2022. A copy of such press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: December 5, 2022	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 5, 2022